September 6, 2012

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:         The Macerich Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-12504

Dear Mr. Woody:

This letter is in response to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 6, 2012 regarding the above mentioned Form 10-K (the “2011 10-K”) for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below.

Form 10-K for the year ended December 31, 2011

Financial Statements

Consolidated Statements of Cash Flows, page 74

1.            We have read your response to our prior comment 3.  In future filings please disclose the breakdown included in your response on the face of your Consolidated Statements of Cash Flows or the footnotes to your financial statements.

Response:

In future filings, we will provide the breakdown of the amounts paid for acquisitions of property, development, redevelopment and property improvements on the face of our Consolidated Statements of Cash Flows or in our footnotes to our financial statements.

Notes to Consolidated Financial Statements

16.  Acquisitions, page 103

2.            We have considered your response to our prior comment 10.  In future filings where you provide a reconciliation of the net assets of acquired properties, please ensure that the amounts reconcile to the purchase price.

Response:

In future filings, we will ensure that when we provide a reconciliation of the net assets of acquired properties the amounts reconcile to the purchase price.

In making these responses, the Company acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

THE MACERICH COMPANY

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President and
Chief Financial Officer